Free Writing Prospectus Dated June 11, 2008
Registration Statement No. 333-148040
Filed Pursuant to Rule 433 of the Securities Act of 1933
FINAL TERM SHEET

Issuer:	Florida Power Corporation d/b/a Progress Energy Florida, Inc.

Supplemental Indenture:	Forty-Eighth, dated as of June 1, 2008

Format:	SEC Registered

Trade Date:	June 11, 2008

Settlement Date:	June 18, 2008

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Greenwich Capital Markets, Inc.

Co-Managers:	Lazard Capital Markets LLC
Morgan Stanley & Co. Incorporated
SunTrust Robinson Humphrey, Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
BNY Mellon Capital Markets, LLC
UBS Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

2018 Bonds

Security:	First Mortgage Bonds, 5.65% Series due 2018

Expected Ratings:	A2 (Moody’s); A- (S&P); A+ (Fitch)

Principal Amount:	$500,000,000

Date of Maturity:	June 15, 2018

Coupon:	5.650%

Interest Payment Dates:	Payable semi-annually in arrears on June 15 and December 15, commencing December 15, 2008

Public Offering Price:	99.639% of the principal amount thereof, plus no accrued interest to the date of payment and delivery.

Benchmark Treasury:	3.875% UST due on May 15, 2018

Benchmark Treasury Yield:	4.068%

Spread to Benchmark Treasury:	163 basis points

Re-offer Yield:	5.698%

Redemption Terms:	Optional — redeemable prior to maturity, in whole or in part, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement) using applicable treasury rate plus 25 basis points.

Special — redeemable prior to maturity, in whole but not in part, upon the occurrence of specific events, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement).

2038 Bonds

Security:	First Mortgage Bonds, 6.40% Series due 2038

Expected Ratings:	A2 (Moody’s); A- (S&P); A+ (Fitch)

Principal Amount:	$1,000,000,000

Date of Maturity:	June 15, 2038

Coupon:	6.400%

Interest Payment Dates:	Payable semi-annually in arrears on June 15 and December 15, commencing December 15, 2008

Public Offering Price:	99.578% of the principal amount thereof, plus no accrued interest to the date of payment and delivery.

Benchmark Treasury:	5.00% UST due on May 15, 2037

Benchmark Treasury Yield:	4.682%

Spread to Benchmark Treasury:	175 basis points

Re-offer Yield:	6.432%

Redemption Terms:	Optional — redeemable prior to maturity, in whole or in part, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement) using applicable treasury rate plus 30 basis points.

Special — redeemable prior to maturity, in whole but not in part, upon the occurrence of specific events, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement).
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000037637&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, or Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071.